Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES
COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED
(In thousands, except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,

	2001	2000	2001	2000

BASIC:
Net income (loss)	$(464)	$1,656	$524	$2,236

Weighted average number of common shares outstanding	15,262	15,462	15,310	15,462

Net income (loss) per common share	$(0.03)	$0.10	$0.03	$0.14

ASSUMING DILUTION:
Net income (loss)	$(464)	$1,656	$524	$2,236

Weighted average number of common shares outstanding	15,262	15,462	15,310	15,462

The number of shares resulting from the assumedexercise of stock options reduced by the numberof shares which could have been purchased withthe proceeds from such exercise, using the averagemarket price during the period		94	83	104

Weighted average number of common andcommon equivalent shares	15,262	15,556	15,393	15,566

Net income (loss) per common share, assuming dilution	$(0.03)	$0.10	$0.03	$0.14